Mail Stop 3233
                                                                  February 14,
2019

     Via E-mail
     Yu Wu
     Chief Executive Officer
     Kenloc, Inc.
     510 Shannon Way #2306
     Redwood City, California 94065

            Re:     Kenloc, Inc.
                    Amendment No. 3 to
                    Draft Registration Statement on Form S-1
                    Submitted February 4, 2019
                    CIK No. 0001742491

     Dear Mr. Wu:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Cover Page

        1. We note your response to comment 1. The third paragraph states that your shares will be sold at a fixed price of $0.375 until such time that your common stock is listed, traded on an exchange or quotation system, or quoted on the OTCBB. Please revise to clarify that you will sell the shares at the fixed price for the duration of the offering. Please similarly revise your disclosure on pages 12, 14, and 34. In addition, revise page 14 to delete reference to selling shares at market prices.
 Yu Wu
Kenloc, Inc.
February 14, 2019
Page 2

Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

    2. We note your response to comment 2. We note that your forum selection provision identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether your exclusive provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

       In addition, please revise to clarify how the exclusive forum provision in Subscription
       Agreement is intended to operate with the exclusive forum provision in your articles of incorporation.

Exhibit 5.1

    3. We note your response to comment 4 and reissue that comment. Your legality opinion refers to 3,000,000 shares being registered in this offering, rather than the 5,000,000 shares included in your fee table and on your cover page. Please revise to correctly refer to the number of shares being registered in this offering or explain why you made this revision.
 Yu Wu
Kenloc, Inc.
February 14, 2019
Page 3

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Attorney
                                                            Office of Real
Estate and
                                                            Commodities